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[LOGO]  THE ASSOCIATES

NEWS
Media:Joe Stroop             Securities Analysts: (972) 652-7294
     972-652-4743             investor_relations@afcc.com
     joe_stroop@afcc.com      Shareholders:  1-888-NYSE-AFS

               THE ASSOCIATES BEGINS NEW ERA
               AS FULLY INDEPENDENT COMPANY

     DALLAS, April 7, 1998   Associates First Capital Corporation
(NYSE: AFS) today entered a new era, becoming fully independent for the first time in 30 years as Ford Motor Company (NYSE: F) completed the spin-off of its ownership of The Associates to existing Ford shareholders.
     "This is an exciting day for us," said Keith W. Hughes, chairman and chief executive officer of The Associates. "As much as we have enjoyed being part of the Ford team, we are eager to pursue our future as an independent company."
     Ford purchased The Associates in October 1989 for $3.35 billion. Today, The Associates market value is $29.2 billion, ranking it in the top 100 companies in America.
     Since 1989, the company's growth has been steady in all areas (see table), culminating in a 23rd consecutive year of profit improvement in 1997.

(Dollars in billions)         Oct. 31, 1989   Dec. 31, 1997
Managed Assets                $14.7             $60.1
Net Earnings                  $ 0.3             $1.03
Offices                         750             2,265
Employees                     7,500            22,600


     "Our growth under Ford's ownership was an extension of the track record we have been creating for more than two decades," Mr. Hughes added. "It is a record we intend to build upon for the future, and being independent will give us greater flexibility as we pursue additional growth opportunities."
     The Associates was founded in 1918 and was initially listed on the New York Stock Exchange in 1937. The company was publicly owned until its 1968 purchase by Gulf+Western, which subsequently sold the company to Ford. The company returned to the public arena with a May 1996 initial public offering of 19.3% of its shares and, since then, has been the largest finance company on the New York Stock Exchange.
     Associates First Capital Corporation is a leading diversified finance company providing consumer and commercial finance, leasing and related services through 2,265 offices around the world. Based in Dallas, it has managed assets of more than $60 billion.

250 East Carpenter Freeway, P.O. Box 660237,
Dallas, Texas  75266-0237, 972-652-4000